Exhibit 4.22

(Summary Translation)

Loan agreement with Everbright Bank
Date of the Agreement	March 20, 2013
Borrower (Party A)	Xinjiang Daqo New Energy Co., Ltd.
Lender (Party B)	China Everbright Bank Chongqing Wanzhou Branch
Use of loan	Working capital
Principal	RMB 70 million
Term of loan	From March 20, 2013 to March 20, 2014
Grant of loan	Loan shall be granted at any time when necessary
Interest rate

Fixed rate at 6.6% per year

In the event of late repayment, a penalty interest rate of the fixed rate provided hereof plus 50% thereof will be imposed on the overdue loan until all principal and interest are repaid.

In the event of applying loans other than the usage provided hereof, a penalty interest of the fixed rate provided hereof plus 100% thereof will be imposed until all principal and interest are repaid.

A compound interest will be imposed on any overdue interest.

Interest settlement day	Interest shall be settled on the 20th day of each month.
Repayment

Repayment of principal and interest shall be fully made on March 20, 2014

Party B is entitled to deduct funds from Party A's accounts opened at China Everbright Bank for the repayment of any overdue loan.

Guarantee	Joint and several liability guarantee provided by Daqo Group Co., Ltd. and Guangfu Xu
Party A's covenants

Party A shall:

1. Notify Party B in at least 30 days advance and obtain a written consent from Party B in respect of investment, substantially increase of debt financing, shareholding restructure, merger, joint venture, spin-off, asset transfer and other actions which will affect the interest of Party B, and shall fulfill its repayment obligations;

2. Within the term of loan, without Party B's written consent, Party A shall not repay loans of any third party, provide any guarantee or set any mortgage or pledge over Party A's asset or interest which would affect Party A's ability of repayment of the loan hereof;

3. Other than specified above, notify Party B in written immediately in respect of any matter which may jeopardize Party A's normal operation or cause material adverse impact to its ability to its performance of this Agreement.